Mail Stop 3561

June 25, 2010

David Ward
Chief Executive Officer
Blue Moon Investments
1620 Dickson Ave
Suite 700
Kelowna, British Columbia V1Y 9Y2

>   **Re: Form 10-K/A1 for Fiscal Year Ended September 30, 2009**
>   **Filed February 12, 2010**
>   **Form 10-Q for the Three Months Ended December 31, 2009**
>   **Filed April 9, 2010**
>   **File No. 000-29021**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter December 31, 2009
Item 4. Controls and Procedures
1. We note that you filed your Form 10-Q for the quarter ended December 31, 2009 on May 9, 2010, well past the due date for this report. We also note that you concluded your disclosure controls and procedures were effective at December 31, 2009. Please tell us how your delinquency in filing such report impacted your conclusion on the effectiveness of your disclosure controls and procedures at December 31, 2009 or amend to revise your conclusion accordingly.

Exhibit 1
Section 302 Certification
2. We note that your Section 302 certification does not comply with the requirements of
Item 601(31) of Regulation S-K in the following respects:
- Please remove Item 6 provided in your certification
- Please file this certification as exhibit 32.1 versus exhibit 1.
- Please ensure this certification is properly signed
Please amend your filing to address the matters noted above.

Exhibit 2
Section 906 Certification
3. We note that your Section 906 certification does not comply with the requirements of
Item 601(31) of Regulation S-K in the following respects:
- Please furnish this certification as exhibit 32.2 versus exhibit 2.
- Please ensure this certification is properly signed
Please amend your filing to address the matters noted above.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments
  do not foreclose the Commission from taking any action with respect to
  the filing; and
- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant, at (202) 551-3398 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services